Section 22: Code of Ethics

22.1	Background

This Code of Ethics (the “Code”) is written so as to be read and understood by each employee of OAIS. This Code does not attempt to serve as a comprehensive outline regarding the conduct of employees of the firm, but rather is designed to establish a standard of business conduct that reflects the adviser's fiduciary obligations, and the general rules of conduct and procedures and specific fiduciary principles applicable to all employees of the firm. Any questions regarding the Code should be referred to the Compliance Officer.

Rule 204A-1 adopted in 2004 under the Advisers Act and Rule 17j-1 adopted in 1980 under the Investment Company Act, each require a registered Adviser’s Code of Ethics to set forth standards of conduct; address personal trading and require compliance with federal securities laws.

Rule 17j-1 was substantially revised in 1999 to, among other things, enhance fund directors' oversight of codes of ethics, and as a result, requires a registered investment adviser to a series (a “Fund”) within a Series Trust to report to the Trust Board any material compliance violations. The Trust Board may approve the Adviser’s Code of Ethics after it has determined, among other things, that the Adviser’s Code of Ethics is consistent with the following fundamental principles embodied in the above two Rules and the Trust’s Code of Ethics.

•	Adviser Personnel owe a fiduciary duty to Fund Shareholders

•	The Interests of Fund Shareholders Must Always Be Paramount

•	The Adviser Personnel May Not Take Inappropriate Advantage of Their Relationship to Fund Shareholders

•         Adviser Personnel Personal Securities Transactions Should Avoid Any Actual, Potential or Apparent Conflicts of Interest

22.2.	Statement of General Principles

OAIS and its employees owe an overarching fiduciary duty to act in the best interests of OAIS’s clients, as well as a duty of honesty, good faith and fair dealing.  It is important that employees avoid any situation that might compromise, or even appear to compromise, their exercise of fully independent judgment in the interests of the firm’s clients.

Employees are required to report promptly to Compliance any violations of the Code. Any exceptions from the Code may only be granted by the Compliance Officer.

Adviser Personnel must adhere to these principles and as comply with the specific provisions of this Code. Technical compliance with the Code will not automatically prevent scrutiny of trades that show a pattern of abuse or violation of an individual’s fiduciary duties to clients. In addition to the issues specifically addressed in this Code, Adviser Personnel are expected, at all times, to comply with other requirements of the federal securities law applicable to the operations of the Adviser, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and applicable state securities laws.

22.3.	Use and Distribution

This Code is a basic part of OAIS’s compliance program. All employees of OAIS will be required to receive and read a copy of this Code, and sign an acknowledgement indicating that they have read, understand, and will abide by the Code. The Code may be revised and/or supplemented from time to time, and it is the responsibility of each employee to ensure they have the most recent edition.

22.4.	Outside Activities

All outside activities conducted by an employee which either (1) provide for compensation to the employee; (2) involve employment, publication of articles, or radio or television appearances; (3) may in any way be deemed investment related; or (4) involve Adviser Personnel accepting any position in management of any entity, whether for profit or non-profit, must be approved beforehand by the Compliance Officer. Please contact the Compliance Officer with any requests. Adviser Personnel will be asked each year to complete a certification which will include disclosure regarding outside activities. Adviser Personnel must NOT wait for the forms to be circulated if a new activity arises.

22.5.	Gifts and Entertainment

The acceptance or offering of gifts, entertainment, favors and/or other things of value by any employee may create a conflict of interest for OAIS. If the gifts or other things are excessive in amount, they may be deemed a violation of law. The following guidelines are provided to assist in conduct relating to these gifts:

Gifts should be reasonable in terms of value and frequency. No employee may accept a gift larger than $250 ($500 in the aggregate during a calendar year) from any single person or entity that does business with OAIS, regardless of capacity.

Business entertainment is permissible but is limited to a $1,000 aggregate annual limit. “Entertainment” differs from “gifts” in that the employee is present at the theater/sporting event. All gifts and entertainment must be logged in the gift log housed on the platform MangoApps. Any gift or entertainment that is greater than the limits mentioned above must be pre-approved by a member of senior management. If the same event was approved in a prior instance, the employee need not seek specific approval (e.g., tickets to baseball games need not be approved for each instance).

Gifts or favors should never be solicited.

Employees should never, regardless of amount, accept any gift or favor that would impact employee’s decision making or make the employee feel beholden to the gift giver.

Likewise, employees should not give gifts or favors if the sole intent is to influence the decision making of another person or firm.

If an employee is not sure as to the appropriateness of a gift, the employee should consult with the Compliance Officer.

22.6.	Confidentiality

OAIS must at all times act to maintain the confidentiality of all Confidential Information in its possession. "Confidential Information" includes (i) proprietary information and (ii) confidential client information. Proprietary information includes information, analyses, plans, proposals, client lists, prospective client lists or other ideas and data created or obtained by OAIS for business purposes.

Confidential client information includes all information about any client (including the fact that a client relationship even exists) or received from any client or other party with the expectation that the information will be kept confidential and used only for the purposes for which it was disclosed. Confidential information may include not only financial reports, financial plans, projections, or business plans, but also the identity of clients, information about client accounts, borrowings or other activities at OAIS as well as any internal assessment of the creditworthiness of the client (whether or not such internal assessment is based on confidential information). Confidentiality is imperative regardless of the form the information takes - oral, printed, or electronic. Confidential information is the property of OAIS (or the client), should be treated as need to know and cannot be misappropriated by employees for personal benefit or other purposes.

THE NEED TO KNOW means OAIS personnel:

a)      should not disclose Confidential Information to any person outside OAIS (including family members) except as appropriate in the conduct of the OAIS's business;

-	should not disclose Confidential Information to persons within OAIS except as appropriate in the conduct of OAIS 's business;
-	should treat Confidential Information with care so as to avoid inadvertent or inappropriate disclosure, and
-	it is important to note that your duty to protect Confidential Information applies even after you leave OAIS.
b)	Temporary workers should not (to the extent possible) be entrusted with tasks that involve, or be otherwise exposed to, Confidential Information. All temporary workers or third-party consultants/vendors will be required to sign a confidentiality agreement upon commencing their employment with OAIS.
22.7.	Service as an Officer or Director of a Public Company

Without the prior approval of the Compliance Officer, no employee may serve as an officer or director of a for-profit company.

22.8.	Disciplinary Matters, Form U-4, Litigation

Each prospective employee, and all current employees (annually) will be required to complete a form which includes questions related to litigation and criminal history. The form will be maintained as a part of each employee’s permanent file with OAIS. Each employee is required to notify Compliance if the response to any of the items in the annual certification change, including address, other names, and of course, disciplinary history, criminal activity and litigation.

Even threatened litigation (which includes bankruptcy or foreclosure) should be reported, whether the employee is a plaintiff or a defendant.

22.9.	Industry Regulators

The securities industry is highly regulated. Employees should be prepared at all times for visits or other communications from various regulatory authorities, which may include, but are certainly not limited to, the SEC. If any employee is approached by any regulator or any other governmental official (including a prosecutor), the employee must immediately notify the Compliance Officer. This does not mean that employees are prohibited from lawfully communicating, other than on behalf of OAIS, with any U.S. governmental or regulatory body regarding a possible violation of any fair employment practices law. All employees have the right to contact such agencies for any such purpose.

If an employee is approached by a regulatory or other government official who requests documents, the individual should be referred to the Compliance Officer. Under no circumstances should any documents be released without the prior approval of the Compliance Officer.

22.10.	Discussions with the Media

In order to avoid having any communication with the media misconstrued as promoting the business of OAIS or deemed to be advertising under the various securities laws, it is the policy of OAIS that no communications should occur with the press or other news media without first notifying the Compliance Officer and receiving approval.

At times, associates may speak at events where the media are present. The following should be used as general guidelines:

a)      Do not discuss performance of any client account, the firm’s accounts in general, or any specific investment decision made on behalf of a client.

b)      If you are asked a question about a specific security, steer the response toward the sector in general, and away from the specific security. Do not indicate if you would buy or sell that security.

c)      Do not comment on IPOs.

d)      Do not comment on securities in your personal accounts.

e)      Do not give stock price or earnings projections.

22.11.	Political Contributions

Before making any political contributions, employees should contact the Compliance Officer. There may be connections to the intended recipient that may violate law or this Code. If the Compliance Officer determines that such a relationship exists, the employee will not be permitted to make the contribution.

22.12.	Personal Trading
A.	Definitions

1.                      “Access Person” is a Covered Person (defined below) who has access to nonpublic information regarding the Firm’s purchases or sales of securities, is involved in making securities recommendations to the Firm’s investors, or who has access to such recommendations that are nonpublic.

2.                      “Adviser Personnel” (or individually, an “Advisory Person”) means: (1) any employee of the Trust or an Adviser (or any company in a control relationship with any Fund or any Adviser) who, in connection with the employee’s regular functions or duties, makes, participates in or obtains information regarding the purchase or sale of Securities by any Fund, or whose functions relate to the making of any recommendations with respect to the purchase or sale of Securities by any Fund; (2) any officer, general partner or director of an Adviser; and (3) any natural person in a control relationship to any Fund or any Adviser who obtains information concerning recommendations made to a Fund with regard to the purchase or sale of a Security by a Fund or other non-public information regarding portfolio holdings of a Fund. Any provisions of this Code that apply directly to Adviser Personnel equally apply to accounts in the names of other persons in which Advisory Personnel have Beneficial Ownership.

3.                      “Beneficial ownership” includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.                      “Covered Person” means any member, partner, director, officer, or employee of the Firm or any fund managed by the Firm, or any other person (including any independent contractor) who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control. A Covered Person also includes any solicitor/consultant or agent retained by the Firm who (i) makes or participates in the making of investment recommendations for the clients, or (ii) obtains information on recommended investments for the clients.

5.                      "Covered security" means a security as defined in Section 2(a)(36) of the Investment Company Act, except that it does not include:

(1)	Direct obligations of the Government of the United States;
(2)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and
(3)	Shares issued by open-end registered investment companies.

6.                     "Initial public offering" means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

7.                     "Investment company personnel" means any employees, officers and directors of investment companies, investment advisers, and principal underwriters who are subject to the requirements of SEC Rule 17j-1.

8.                     "Investment personnel" of a Fund means: (i) any employee of the Fund (or of any company in a control relationship to the Fund) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Fund; and (ii) any natural person who controls the Fund and who obtains information concerning recommendations made to the Fund regarding the purchase or sale of securities by the Fund.

9.                     “Limited Offering” means an offering that is exempt from registration under Sections 4(2) or 4(6) under the Securities Act of 1933, as amended (the “1933 Act”) or pursuant to Rules 504, 505 or 506 thereunder.

10.                  “Personal Account” means any account in which a Covered Person has any beneficial ownership, whether direct or indirect, as more specifically set forth in Section C of this Code of Ethics.

B.	Applicability of Code of Ethics

1.                   Personal Accounts of Covered Persons. This Code of Ethics applies to all Personal Accounts of all Covered Persons. A Personal Account also includes an account maintained by or for:

(a)	A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;

(b)	Any individuals who live in the Covered Person’s household and over whose purchases, sales, or other trading activities the Covered Person exercises control or investment discretion;

(c)	Any persons to whom the Covered Person provides primary financial support, whose financial affairs the Covered Person controls or for whom the Covered Person provides discretionary advisory services;

(d)	Any trust or other arrangement which names the Covered Person as a beneficiary; and

(e)	Any investment partnership, corporation, or other entity (whether a public or a non- public entity) in which the Covered Person owns 25% or more of the equity securities of the partnership.

Note: A comprehensive list of all Personal Accounts will be provided by the Covered Person to the Chief Compliance Officer and maintained by the Chief Compliance Officer. It is every Covered Person’s responsibility to ensure this list is accurate as it pertains to him or her. (See Attachment A-1)

2.	Covered Person as Trustee.

A Personal Account does not include any account for which a Covered Person serves as trustee of a trust for the benefit of (i) a person to whom the Covered Person does not provide primary financial support, or (ii) an independent third party.

3.	Solicitors/Consultants.

Non-employee solicitors or consultants are not subject to this Code of Ethics unless the solicitor/consultant, as part of his duties on behalf of the Firm, (i) makes or participates in the making of investment recommendations for the Firm’s clients, or (ii) obtains information on recommended investments for the Firm’s clients.

C.	Restrictions on Personal Trading Activities.

1.	Personal Securities Transactions.

It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for a Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be conducted only in accordance with the provisions of this policy.

OAIS has a Restricted List, which is a list of securities in which employees and their household members may not trade. Employees should regularly review the Restricted List. Compliance will review, at least quarterly, the Restricted List to confirm no additions or deletions should be made. Employees with material, non-public information about a company must immediately report it to Compliance. When in doubt as to whether the information is material non-public information, report it and Compliance will make a determination.

Never Trade with Inside Information: Under no circumstances may you purchase or sell securities while in the possession of material, nonpublic information regarding the security or its issuer. The fact that you may have received trade pre-approval does not absolve you from responsibility if you traded while in possession of such information. Insider trading is a serious criminal offense. IF YOU ARE NOT SURE WHETHER OR NOT THE INFORMATION YOU HAVE IS MATERIAL NONPUBLIC INFORMATION OR INSIDE INFORMATION CONTACT THE COMPLIANCE OFFICER.

2.	Initial Public Offerings and Limited Offerings.

A Covered Person shall not acquire any direct or indirect beneficial ownership in any securities in an initial public offering or in any Limited Offering or investment opportunity of limited availability unless the Chief Compliance Officer has given express prior written approval.

3.	Responsibilities to Clients.

A Covered Person may not engage in personal transactions in securities at the expense of his or her obligations to the Firm’s clients. This means that (i) a Covered Person shall devote sufficient time and resources to Client Accounts (defined below) and (ii) shall not take for himself or herself investment opportunities that should be given to clients. A Client Account includes any account managed by a portfolio manager of the Firm which is not a Personal Account of that portfolio manager and for which the Firm receives an advisory fee.

4.	Prohibitions and Restricted Trading in Securities.

(a)                The Chief Compliance Officer shall be responsible for reviewing requests of Access Persons to make purchases or place sales of securities. The Chief Compliance Officer will refuse to allow the purchase or sale of certain securities, including Any security issued by an issuer, of which either the Firm or a supervised person of the Firm has:

(1)	material, non-public information concerning the issuer, and
(2)	a duty to maintain the confidence of such information.

(b)               Without the prior approval of the Chief Compliance Officer, an Access Person shall not execute any personal securities transactions. The Chief Compliance Officer may approve of a transaction if:

(1)	notified by the Access Person, prior to the transaction, of the intent and strategy behind the trade,

(2) the transaction is not contemplated or executed based on any material, non- public information, or based on any information provided to the Firm, and

(3)	the transaction is not likely to have an adverse economic impact on the Fund’s clients.

(d)       Should the Chief Compliance Officer seek prior approval of a securities transaction, the Chief Compliance Officer must meet the same requirements as set forth in the immediately preceding sentence and receive the approval of the Firm’s Chief Executive Officer.

(e)       Notwithstanding the foregoing, the following transactions will be exempt from the pre-clearance requirements of this Section: (1) purchases or sales of securities that are non-volitional on the part of the Access Person, such as purchases pursuant to a merger, tender offer or exercise of rights or automatic share-purchase/sale plan or automatic dividend reinvestment plan, (2) purchases or sales of securities issued by the U.S. Government, (3) purchases or redemptions of open-end investment companies, (4) acquisition or disposition of bank certificates of deposit, and (5) any acquisition or disposition of money market instruments.

Specific “Do's” and “Don’ts”

(a)	You may not buy new issues in registered public offerings even when OAIS is not involved in the offering.
(b)	Your trading should be for investment purposes and not for short-term trading profits. You are expected to devote your workday to OAIS’s business, not to managing your personal trading. You should not create a high degree of financial risk to yourself in your personal trading.
(c)	Unless specifically approved in writing by Compliance, you may not purchase or sell securities on OAIS’s "Restricted List".
(d)	You may not buy or sell securities using your knowledge of OAIS’s, a client's or investor’s trading plans.

(e)	You may not buy or sell securities ahead of a client. This is “front running.”

D.	Reporting.

1.	Quarterly Transactions Reports

a)      All Covered Person are encouraged to direct their brokers or custodians or any persons managing such Covered Person’s accounts for which such Covered Person has any investment discretion to submit to the Chief Compliance Officer duplicate copies of the Covered Person’s monthly brokerage statements within 30 days after the end of each month, or if such brokerage statements are provided on a quarterly basis within 30 days after the end of each quarter. If the Covered Person has made such a request and the broker, custodian, or person or entity managing the account either declines to submit such duplicate copies or fails to do so, then the Covered Person has the responsibility to submit such duplicate copies to the Chief Compliance Officer no later than 30 days after the end of each calendar quarter. These transaction reporting requirements are satisfied by Access Persons submitting statements via upload into the MangoApps Branch Compliance Project under files_Compliance Submissions_the employees name_annual certification. In the event that a statement for any account of an Access Person is not produced due to a lack of transactions for the period, such Access Person must provide a certification to the Chief Compliance Officer stating that no transactions were made in that account for the quarter.

(a)        Such transactions reports will provide the following information with respect to transactions in any covered security in which such access person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership in the covered security:

i.	The date of the transaction, the title, the interest rate, and maturity date (if applicable) and the number of shares (for equity securities) and the principal amount (for debt securities) of each covered security involved;
ii.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
iii.	The price of the covered security at which the transaction was effected;
iv.	The name of the broker, dealer, or bank with or through which the transaction was effected, and
v.	The date that the report is submitted by the access person.

(b)        With respect to any account established by the access person in which any securities were held during the quarter for the direct or indirect benefit of the access person:

i.	The name of the broker, dealer, or bank with whom the access person established the account;

ii.	The date the account was established, and
iii.	The date that the report is submitted by the access person.

Each Covered Person has an affirmative obligation to notify the Chief Compliance Officer promptly if such Covered Person opens any new account with a broker or custodian or moves an existing account to a different broker or custodian by submitting a completed brokerage account information acknowledgement.

2.	Initial and Annual Holdings Reports

Each Covered Person shall, within 10 days of the date upon which such Covered Person becomes a member, partner, director, officer, or employee of the Firm, promptly submit an initial holding report to the Chief Compliance Officer listing the following information, which must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. Annually each Covered Person shall submit to the Chief Compliance Officer within 45 days of the year-end the following information which must be current as of a date no more than 45 days before the report is submitted:

A.             The title, number of shares (for equity securities) and principal amount (for debt securities) of each covered security in which the access person had any direct or indirect beneficial ownership when the person became an access person;

B.              The name of any broker, dealer, or bank with whom the access person maintained an account in which any securities were held for the direct or indirect benefit of the access person as of the date the person became an access person; and

C.              The date that the report is submitted by the access person.

3.	Reporting Violations.

All Covered Associates are required hereby to promptly report any violations of this Code of Ethics to the Chief Compliance Officer.

E.	Recordkeeping.

The Chief Compliance Officer shall keep in an easily accessible place for at least six years a copy of the Code of Ethics of the Firm in effect or that was in effect for the past six years, a record of any violation of the Code of Ethics and of any action taken as a result of such violation, copies of all broker statements of Covered Persons, a record of all persons within the past six years who are or were required to make reports pursuant to this Code of Ethics or who are or were responsible for reviewing these reports, copies of records of any decisions, and the reasons supporting such decisions, to approve the acquisition by any Covered Person of any securities through Limited Offerings or initial public offerings and copies of all acknowledgments and other memoranda relating to the administration of this Code of Ethics. The Chief Compliance Officer shall be the only officer to have access to these records and all such records will be held in strict confidence.

F.	Oversight of Code of Ethics.

1.	Acknowledgment.

All Covered Persons are required to sign and certify that such Covered Person has received, reviewed, understands and shall comply, or has complied with, the policies and procedures as set forth in the Code of Ethics, both initially when such Covered Person becomes a Firm Associate and annually thereafter. In addition, any situation which may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the Chief Compliance Officer. (See Attachment A-2).

2.	Review of Transactions.

The Chief Compliance Officer will collect and keep track that each Covered Person’s brokerage statements are submitted and will review a sampling of transactions in his/her Personal Account on a regular basis. Any transactions that are believed to be a violation of this Code of Ethics will be reported promptly.

3.	Sanctions.

The Chief Compliance Officer shall consider reports made to him upon determining that a violation of this Code of Ethics has occurred and may impose such sanctions or remedial action as deemed appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension of compensation, or termination of any contractual relationship or employment with Firm or reporting the activities at issue to the SEC or other state or federal regulators.

G.	Confidentiality.

All Covered Person’s reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

Attachment A-1

ONEASCENT INVESTMENT SOLUTIONS LLC

ANNUAL PERSONAL ACCOUNT INFORMATION ACKNOWLEDGEMENT

Supervised Person Name: ________________________________

Name on Account	Brokerage Firm and Contact Info	Account Number

I represent that the above chart identifies all Personal Accounts (as defined in the Code of Ethics) which I maintain as of the date hereof. I further represent that as of the date hereof, I have requested that each of the above brokerage firms where I maintain a Personal Account to send duplicate copies of my brokerage statements to the attention of the Chief Compliance Officer at the offices of OneAscent Investment Solutions LLC (“OAIS”). Finally, I represent that if I was an access person at OAIS during the previous calendar year, the brokerage statements received by OAIS during the previous year on my behalf disclosed all securities holdings that I was required to disclose during the previous calendar year.

I acknowledge my obligation to notify OAIS of the existence of any account in which I effect transactions in, or hold, securities that I am required to report under OAIS’s Code of Ethics and/or, if applicable, the code of ethics of any registered investment company to which OAIS serves as an investment adviser.

I understand that compliance with the Code of Ethics is mandatory and failure to comply with any provision of the Code of Ethics will be reviewed by the Chief Compliance Officer and the Firm’s management and may, depending on the circumstances, result in remedial training, sanctions, and/or termination.

By: ________________________________

Date: ________________________________

Attachment A-2

ONEASCENT INVESTMENT SOLUTIONS LLC

CODE OF ETHICS AKNOWLEDGEMENT

By signing this acknowledgement, I hereby confirm the following:

(1)	I hereby acknowledge receipt of the OneAscent Investment Solutions LLC (“OAIS”) Code of Ethics and certify that I have reviewed, understand and shall comply with the rules and restrictions stated therein.

(2)	I hereby represent that all my personal securities transactions will be conducted in compliance with OAIS’s Code of Ethics and Insider Trading Policy.

(3)	I also confirm that I have instructed the brokerage firm(s) where I maintain a Personal Account to forward duplicate copies of my brokerage statements to the Chief Compliance Officer or I confirm that I will provide duplicate copies of my brokerage statements to the Chief Compliance Officer.

I understand that compliance with the Code of Ethics and the related restrictions on personal investing is mandatory and failure to comply with any provision of the Code of Ethics will be reviewed by the Chief Compliance Officer and the Firm’s management and may, depending on the circumstances, result in remedial training, sanctions, and/or termination.

Signature: _____________________________________________

Print Name: ____________________________________________

Date: _________________________________________________